SPDR Series Trust

One Lincoln Street

Boston, MA 02111

September 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Office of Filings, Information & Consumer Service

RE:	SPDR Series Trust; SEC File Nos.: 333-57793 and 811-08839; Request for Withdrawal of Post-Effective Amendment Filings to the Trust’s Registration Statement on Form N-1A

Dear Sir/Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), SPDR Series Trust (the “Trust”), on behalf of its series SPDR FactSet Innovative Manufacturing ETF (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 140 (“PEA No. 140”), which was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-15-304673) on August 27, 2015, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. The automatic effectiveness of PEA No. 140 has been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, the most recent of which was filed on September 16, 2016 (Accession No. 0001193125-16-711945) (each, a “BXT Filing” and together with PEA No. 140, the “Filings”) and scheduled to become effective on October 17, 2016.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of such Fund as a series of the Trust at this time.

No securities were sold in connection with this offering.

If you have any questions, please contact me at (617) 662-2532 or cmadden@statestreet.com.

Very truly yours,

/s/ Christopher A. Madden
Christopher A. Madden
Secretary

Cc: W. John McGuire, Esq.